DTE Energy Company
2000 2nd Ave., Detroit, MI 48226-1279
October 10, 2008
VIA ELECTRONIC TRANSMISSION (EDGAR)
Sarah Goldberg
Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, NE
Washington, D.C. 20549

Re:	DTE Energy Company The Detroit Edison Company Item 4.01 Form 8-K Filed October 1, 2008 File Nos. 1-11607 and 1-2198
Dear Ms. Goldberg:
Set forth below is the response of DTE Energy Company and The Detroit Edison Company to the comment of the staff of the Securities and Exchange Commission (the “SEC” or the “Commission”) contained in its letter to the Company dated October 6, 2008 (the “Comment Letter”). References in this letter to “DTE” mean DTE Energy Company and its consolidated subsidiaries, references to “Detroit Edison” mean The Detroit Edison Company and its consolidated subsidiaries, and references to “we,” “us,” “our,” or the “Company” mean DTE and/or Detroit Edison, as appropriate in the context in which such terms are used.
For convenience of reference, the SEC staff comment is reprinted in italics, numbered to correspond with the paragraph number assigned in the Comment Letter, and is followed by the corresponding response.
Item 4.01 8-K Filed October 1, 2008
1.	We note that the dismissal of Deloitte is effective as of the date of completion of audit services for the fiscal year ending December 31, 2008. We also note that the engagement of PwC is subject to the execution of a formal engagement letter. It appears the circumstances you describe represent a future dismissal of Deloitte and a future engagement of PwC. Please note that you are required to amend the current report when Deloitte has completed all audit related work with respect to their engagement and when you engage PwC. With respect to the dismissal of Deloitte, we would expect you to disclose the date Deloitte completed all audit work, and to state, if true, that there were no disagreements or reportable events through that date. With respect to the engagement

October 10, 2008

of PwC, we would expect you to disclose the date of engagement and the other information required by paragraph (a)(2) of Item 304 of Regulation S-K. The amendment(s) should include a letter from Deloitte confirming that they agree with the updated disclosures, if true. Please acknowledge your obligation to amend the current report and provide the disclosures required by Item 304 of Regulation S-K.
Response:
We have reviewed the requirements of Item 4.01 of Form 8-K and Item 304 of Regulation S-K and acknowledge our obligation to file current reports on Form 8-K (or amendments thereto) when the following events occur:
•	The Audit Committee of the Board of Directors of DTE has formally engaged PwC to perform audit services for DTE and Detroit Edison for the 2009 fiscal year. We currently expect this to occur by early November 2008. Note that we expect to file a new Form 8-K reporting this event under Item 4.01(b), not an amendment of the Form 8-K we filed on October 1, 2008.

•	Deloitte has completed their audit work for DTE and Detroit Edison for the 2008 fiscal year. We expect this to occur in the first quarter of 2009. Note that we expect to file an amendment to the Form 8-K we filed on October 1, 2008 when this event occurs and will include a letter from Deloitte to the Commission stating whether the firm agrees with the statements made in that amendment.
* * * * *
In connection with this letter, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

October 10, 2008

We appreciate your assistance in this matter and will be pleased to provide any additional information you may need. We hope this letter responds adequately to your comment, but if you have any further questions or comments regarding this letter or our Form 8-K filed on October 1, 2008, please contact me at (313) 235-7134.
Very truly yours,
/s/ Peter B. Oleksiak
Peter B. Oleksiak
Vice President and Controller